
August 10, 2010

Mr. Robert G. Gwin
Chief Financial Officer
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046

      Re: **Anadarko Petroleum Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Filed February 23, 2010
               Forms 10-Q for the Fiscal Quarters Ended March 31, 2010 and
               June 30, 2010
               Filed May 4, 2010 and August 3, 2010
               File No. 1-08968

Dear Mr. Gwin:

We have reviewed your response filed on May 28, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Items 1 and 2. Business Properties

Oil and Gas Properties and Activities

Proved Reserves, page 8

1.   We have reviewed your response to prior comment 1 from our letter dated May 18, 2010. In future filings, to the extent that you determine it is appropriate to aggregate continents and countries into an "International" group, please expand your chart here to include a footnote indicating the continents or countries included in this group.

2.   We have reviewed your response to prior comment 2 from our letter dated May 18,
        2010. Please confirm to us that you have determined that natural gas liquids do not
        represent a significant portion of your crude oil reserves and, hence do not require
        separate disclosure in accordance with the requirements of ASC 932-235-50-4(a).
        Please provide to us your significance analysis. Also, tell us how you have
        considered changes in the reserves of these products with regard to your requirement
        to discuss business trends.

3.   We note your response to prior comment 3 from our letter dated May 18, 2010. The
        guidance in SEC Release 33-8995 is not limited to material changes. It also indicated
        that "to the extent that any discussion or analysis of known trends, demands,
        commitments, uncertainties, and events that are reasonably likely to have a material
        effect on the company is directly relevant to a particular disclosure required by
        Subparet 1200" issuers should consider providing such information. While the year-
        to-year changes from 2008 to 2009 in proved undeveloped reserves may not be
        "material," we note from the disclosure on page 122 and 123, there appears to be a
        downward trend in both proved developed and proved undeveloped reserves going
        back to 2006. Tell us the consideration that you have given to addressing this trend
        either in this section or under MD&A in light of the importance of reserves to your
        operations.

4.   We note your response to prior comment 4 from our letter dated May 18, 2010.
        Please clarify whether you have recorded a reduction in your reserves in the fields
        that you have gathered new information since the original ELA evaluations.

5.   Your response to prior comment 5 from our letter dated May 18, 2010 states that you
        have developed six different phase areas of Salt Creek. Please clarify whether you
        consider the development of the Salt Creek field to be one development project or six
        separate projects. In addition, explain whether a final investment decision has been
        made on all six phase areas of the Salt Creek field. We refer you to the
        interpretations in Question 108.01 and 131.04 of the Oil and Gas Rules Compliance
        and Disclosure Interpretations released on October 26, 2009.

Evaluation and Review, page 9

6.   We note your response to prior comment 6 from our letter dated May 18, 2010.
        Expand your disclosure to clarify that M&L did "not offer an opinion on the
        reasonableness of the estimated reserves quantities." Both your disclosure and the
        report should clearly state that a process review is not of sufficient rigor to establish
        appropriate classifications and quantities of reserves and is not equivalent to an audit
        of reserves.

7.   With regards to your response to prior comment 7 from our letter dated May 18,
        2010, it is the staff's view that there is no meaningful difference between "generally
        accepted engineering and evaluation principles" and "priniciples and techniques that
        are in accordance with practices generally accepted in the petroleum industry." See
        also our comments on Exhibit 99.

Regulatory Matters, Environmental and Additional Factors Affecting Business, page 15

8.   We note your response to prior comment 11 from our letter dated May 18, 2010. However, in Note 19 "segment information" on page 111, you disclose sales revenue based on origin of the sales, with 82.4% originating in the United States, and you also disclose net property and equipment by geographic area, with 92% located in the United States. From this, it appears, at a minimum, that a detailed description of the current applicable regulations on environmental matters for the areas that you operate within the United States should be provided; with sufficient information for the reader to be able ascertain the extent to which you may "adversely affected" by current or proposed regulations.

Exhibit 99

9.   The third paragraph indicates that Anadarko's "general" procedures and methods are "reasonable and in accordance with SEC reserves definitions. It is not clear to the staff what is meant by "general" procedures as to compared Anadarko's procedures without limitation. It is also not clear what is meant by the statement that these are "reasonable." Explain to us why the qualifier "general" is appropriate and why it is appropriate to describe these procedures as reasonable rather than effective. In this regard, we note that the first paragraph of Section IV.B.3.f. of SEC Release 33-8995 points out that under the SPE's reserves auditing standards a process review is an investigation "to address the adequacy and effectiveness of an entity's internal processes and controls relative to reserves estimation."

10.   The final paragraph references "accepted standards of professional investigation." We are not familiar with such standards. Please direct us to those standards. Likewise, we are not familiar with the term "generally recognized uncertainties." Please advise or revise.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

11.   We note your discussion in Note 3, and in a risk factor on page 70, of the impact of the moratorium on your operations in the Gulf of Mexico. You disclose that you ceased all drilling operations in the Gulf of Mexico, which resulted in the suspension of operations of two deepwater wells (Lucius and Nansen) and one non-operated deepwater well (Vito). While the moratorium does not apply to workovers, completions, plugging and abandonment or production activities, you also disclose that in order to continue such activities, you are required to comply with additional safety inspection and certification requirements. With a view towards possible disclosure, quantify for us the impact that the moratorium and increased safety inspection and certification requirements has had or will have on your results of operations for the remainder of fiscal 2010. Please also discuss the extent to which you have been able to redirect capital and mitigate the negative impact to your results of operations, if any. We note your earnings call of August 4, 2010 in which Mr. Hackett addresses your efforts to redirect capital from the Gulf to "other areas of [your] portfolio."

12.   In a risk factor on page 70, you disclose that as the deepwater Gulf of Mexico (as well as international deepwater locations) lacks the extent of physical and oilfield service infrastructure present in shallow waters, it may be difficult for you to quickly or effectively execute on any contingency plans related to future events similar to the Macondo well oil spill. Please tell us what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of an oil spill or leak from your offshore operations.

      You may contact Sandy Eisen at (202) 551-3864 or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or me at (202) 551-3745 with any other questions.

      Sincerely,

      H. Roger Schwall
      Assistant Director